UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 30, 2011

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 28, 2011	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2011

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Financial Statements
As at September 30, 2011

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Condensed Consolidated Interim Balance Sheet as at September 30, 2011 and the Condensed Consolidated Interim Statements of Comprehensive Income, Changes in Equity and Cash Flows for the nine months then ended.  All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these Interim Financial Statements and Management Discussion and Analysis thereon.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Financial Statements
As at September 30, 2011

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Balance Sheet
As at September 30, 2011
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	September 30, 2011	December 31, 2010
ASSETS			(Note 17)
Current Assets

Cash and cash equivalents		$320,173	$230,906
Accounts receivable	6	792,770	931,101
Prepaid and other receivables		412,974	93,465

		1,525,917	1,255,472
Non-Current Assets

Property and equipment, net	7	53,958	62,342
Publishing development cost, net	8	-	8,807
Software and web development costs, net	9	2,470,137	4,234,283
Goodwill	19	139,618	139,618

TOTAL ASSETS		4,189,630	5,700,522

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		371,710	903,689
Accrued liabilities		397,443	729,892
Loans payable	10	940,000	1,587,000
		1,709,153	3,220,581
Non-Current Liabilities

Loan payable	19	-	763,729
TOTAL LIABILITIES		1,709,153	3,984,310

Equity Attributable to the Equity Holders of the Company

Share capital	11	18,179,654	15,131,192
Warrants	13	792,058	-
Share based payment reserve	12	2,228,551	1,641,283
Accumulated other comprehensive income		(85,871)	80,417
Deficit		(18,633,915)	(15,136,680)
TOTAL EQUITY		2,480,477	1,716,212

TOTAL LIABILITIES AND EQUITY		$4,189,630	$5,700,522

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 25, 2011.

/s/ Scott Remborg	/s/ Michael Kraft
Director	Director

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statement of Comprehensive Income
For the nine-months ended September 30, 2011 and 2010
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended September 30,		For the nine months ended September 30,
		2011	2010	2011	2010
			(Note 17)		(Note 17)
Revenue		$349,544	$413,330	$1,106,118	$1,108,062

Direct Costs		(34,322)	(22,996)	(159,811)	(90,295)

Gross Profit		315,222	390,334	946,307	1,017,767

Operating Expenses

Depreciation – property and equipment	7	3,149	1,485	9,276	5,175
Amortization – publishing development costs	8	-	1,462	16,501	19,728
Amortization – software and web development	9	601,385	596,648	1,844,894	1,774,446
Selling, general and administrative expenses		642,788	698,348	1,841,660	1,909,932
Share based payment	12	55,883	44,318	587,268	131,783
Total Expenses		1,303,205	1,342,261	4,299,599	3,841,064

Loss from Operations		(987,983)	(951,927)	(3,353,292)	(2,823,297)

Net Finance Charges

Interest (income) expense		13,866	36,064	77,502	53,885
Foreign exchange (gain) / loss		(154,668)	(91,658)	(29,370)	178,319

Loss Before Tax		(847,181)	(896,333)	(3,401,424)	(3,055,501)

Income Tax Expense		11,115	34,783	95,811	102,195

Loss for the Period –Operations		(858,296)	(931,116)	(3,497,235)	(3,157,696)

Other Comprehensive Income

Exchange differences on translating foreign operations		141,255	116,049	166,288	(105,915)

Total Comprehensive Loss, Net of Tax		$(999,551)	$(1,047,165)	$(3,663,523)	$(3,051,781)

Loss per Share
Basic and Diluted		$(0.05)	$(0.08)	$(0.20)	$(0.23)

Weighted Number of Common Shares Outstanding
Basic and Diluted		20,543,177	13,620,919	18,582,366	13,032,518

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statement of Changes in Equity
For the nine-months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued share capital		Share based payment reserve	Warrants	Accumulated other comprehensive income	Deficit	Total equity
	Number of shares	Amount

Balance as at January 1, 2010	12,465,857	$14,220,192	$1,290,631	$281,355	$(181,733)	$(11,195,403)	$4,415,042
Loss for the period / year	-	-	-	-	-	(3,157,696)	(3,157,696)
Other comprehensive income / (loss)	-	-	-	-	105,915	-	105,915
Issued shares - acquisition of ELL Technologies	1,050,000	651,000	-	-	-	-	651,000
Issued shares - against loan payable	433,332	260,000	-	-	-	-	260,000
Warrants expired - shares	-	-	281,355	(281,355)	-	-	-
Share based payments charged to operations	-	-	131,783	-	-	-	131,783
Balance as at September 30, 2010	13,949,189	15,131,192	1,703,769	-	(75,818)	(14,353,099)	2,406,044
Loss for the period / year	-	-	-	-	-	(783,581)	(783,581)
Comprehensive loss	-	-	-	-	156,235	-	156,235
Share based payments charged to operations	-	-	(62,486)	-	-	-	(62,486)

Balance as at December 31, 2010	13,949,189	15,131,192	1,641,283	-	80,417	(15,136,680)	1,716,212

Issued shares - equity financing	5,557,001	3,053,985	-	-	-	-	3,053,985
Issued shares - debt settlement	1,036,987	786,535	-	-	-	-	786,535
Loss for the period	-	-	-	-	-	(3,497,235)	(3,497,235)
Warrants issued	-	(792,058)	-	792,058	-	-	-
Share based payments charged to operations	-	-	587,268	-	-	-	587,268
Comprehensive Loss	-	-	-	-	(166,288)	-	(166,288)
Balance as at September 30, 2011	20,543,177	$18,179,654	$2,228,551	$792,058	$(85,871)	$(18,633,915)	$2,480,477

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statement of Cash Flows
For the nine-months ended September 30, 2011
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Loss Before Tax	$(999,551)	$(1,047,165)	$(3,663,523)	$(3,051,781)

Adjustments to Net Profit for Non Cash Items:

Depreciation - property & equipment	3,149	1,485	9,276	5,175
Depreciation – software & web development costs	601,384	598,110	1,861,393	1,794,174
Share based payment	55,883	44,318	587,268	131,783
Other non-cash financial expense	-	12,466	-	12,466
Operating Loss before Working Capital Changes	(339,136)	(390,786)	(1,205,586)	(1,108,183)

Working Capital Adjustments:

(Increase)/decrease in accounts receivable	139,395	(359,793)	138,331	(300,353)
(Increase)/decrease in prepaid and other receivables	57,095	115,185	(319,509)	4,202
Increase/(decrease) in accounts payable	90,505	(27,437)	(531,979)	415,450
Increase/(decrease) in deferred revenue	-	(12,307)	-	61,906
Increase/(decrease) in accrued liabilities	(31,086)	(3,881)	(332,449)	(15,333)
Cash Generated from / (used in) Operations	(83,227)	(679,019)	(2,251,192)	(942,311)

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditures on software & web development costs	18,938	(68,517)	(79,135)	(573,476)
Deferred cost	-	-	-	(48,986)
Purchase of property, plant and equipment	(891)	-	(891)	105

Net Cash Flows Generated from / (used in) Investing Activities	18,047	(68,517)	(80,026)	(622,357)

CASH FLOWS FROM FINANCING ACTIVITIES

Share capital issue during the period		-	3,320,200	-
Share issue costs	(22,850)	-	(266,215)	-
Increase/(Decrease) in loans payable	(50,000)	-	(1,410,729)	-
Loan and payable settled by shares	-	-	777,229	-
Advances/Loan Payable	-	725,000	-	1,400,000

Net Cash Flows Generated from / (used in) Financing Activities	(72,850)	725,000	2,420,485	1,400,000

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(138,030)	(22,536)	89,267	(164,668)

Cash and Cash Equivalents at the Beginning of the Period	458,203	59,319	230,906	201,454

Cash and Cash Equivalents at the End of the Period	$320,173	$36,783	$320,173	$36,783

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The condensed interim consolidated financial statements of the Company as at and for the quarter ended September 30, 2011 comprise the Company and its subsidiaries (together referred to as the” Group" and individually as "Group entities"). The Company is a diversified online and print-based education product and services company focused on English language learning ("ELL").

ELL Technologies Limited ("ELL Technologies"), a subsidiary acquired in 2010, is a globally-established ELL multi-media and online training company marketing under the Q Group brand.  Parlo Corporation ("Parlo"), is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”), a subsidiary acquired in 2007, is a free-to-customer advertising-based online ELL service in China.  Lingo Learning Inc. ("Lingo Learning") (formerly Lingo Media Ltd.) is a print-based publisher of ELL programs in China.  Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), until filing for a proposal to creditors, specialized in distributing early childhood cognitive development programs.

The head office, principal address and registered and records office of the Company are located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales agreements and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Group’s third IFRS consolidated interim financial statements for part of the period covered by the Company’s first IFRS consolidated annual financial statements for the year ending December 31, 2011. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  These condensed interim consolidated financial statements should be read in conjunction with annual financial statements for the year ending December 31, 2010.

As these are the Group’s third set of consolidated interim financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Group’s 2010 annual consolidated financial statements prepared in accordance with Canadian GAAP. In 2012 and beyond, the Company may not provide the same amount of disclosure in the Group’s interim consolidated financial statements under IFRS as the reader will be able rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.  An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 17.

The policies set out below in Note 4 have been consistently applied to all the years presented and by all companies within the Group, unless otherwise stated.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.2	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS and any changes from figures previously reported under Canadian GAAP have been discussed in Note 17.

2.3	Basis of consolidation

The condensed interim consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (i.e. subsidiaries) as at September 30, 2011. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of its Chinese subsidiary is Chinese Renminbi (“RMB”) and the functional currency of its ELL Technologies subsidiary is the United States Dollar (“US$”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”. Subsequent to the adoption of IFRS, all resulting translation differences are reported as a separate component of shareholders’ equity titled “Accumulated Other Comprehensive Income”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 2.4 – Determination of functional and presentation currency

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its 2011 interim consolidated financial statements. In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s condensed consolidated interim financial statements for the periods ended March 31 and June 30, 2011. The Company consistently applied the same accounting policies throughout all periods presented, as if the policies had always been in effect. Note 17 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010 and comprehensive income for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and outstanding as of November 29, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including transition adjustments recognized on change-over to IFRS. The condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s condensed consolidated interim financial statements for the quarter ended September 30, 2011 prepared in accordance with IFRS applicable to interim financial statements.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

5.	BUSINESS COMBINATIONS

			Proportion of ownership interest and voting rights held
Name of subsidiary	Principal activity	Place of incorporation and operation	September 30, 2011	December 31, 2010	January 1, 2010
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%

Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%

Parlo Corporation	Fee-based English language learning online training & assessment service	Canada	100%	100%	100%

ELL Technologies Limited	English language learning multi-media & online training service	U.K	100%	100%	100%

Lingo Media International Inc.	Marketer and distributor of Lingo Learning products	Barbados	100%	100%	100%

Speak2Me International Inc.	Holding Company	Barbados	100%	100%	100%

Speak2Me (Hong Kong) Limited	Holding Company	Hong Kong	100%	100%	100%

Speak2Me Education Information & Technology Co. Ltd.	Marketing and sales of Speak2Me service and products	China	100%	100%	100%

Lingo Group Limited	Holding Company	Canada	83.3%	83.3%	83.3%

6.	ACCOUNTS AND GRANTS RECEIVABLE:

Accounts and grants receivable consist of:

	September 30, 2011	December 31, 2010
Trade receivable	$700,520	$931,101
Grants receivable	92,250	-
	$792,770	$931,101

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

7.	PROPERTY AND EQUIPMENT

	Office equipment	Furniture and fixtures	Total
Cost, January 1, 2010	$124,503	$101,207	$225,710
Additions	3,072		3,072
Cost, December 31, 2010	127,575	101,207	228,782
Additions	892	-	892
Cost, September 30, 2011	128,467	101,207	229,674

Accumulated depreciation, January 1, 2010	102,049	50,310	152,359
Charge for the year	4,051	10,030	14,081
Accumulated depreciation, December 31, 2010	106,100	60,340	166,440
Charge for the period	7,434	1,841	9,276
Accumulated depreciation, September 30, 2011	113,534	62,181	175,716

Net book value, January 1, 2010	22,454	50,897	73,351
Net book value, December 31, 2010	21,475	40,867	62,342
Net book value, September 30, 2011	$14,933	$39,026	$53,958

8.	PUBLISHING DEVELOPMENT COSTS

	September 30, 2011	December 31, 2010
Opening balance	$8,807	$24,018
Amortization	(8,807)	(15,211)
Balance	$-	$8,807

9.	SOFTWARE AND WEB DEVELOPMENT COSTS

In October 2007, the Company acquired Speak2Me, an online media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  From that point until late 2009, the Company continued to develop this technology and capitalized it as software and web development costs.  Upon acquisition of ELL Technologies Limited in 2010, the Company started capitalizing costs related to their new software and web development initiatives.

	September 30, 2011	December 31, 2010
Cost	$8,280,559	$8,073,400
Accumulated amortization	(5,810,422)	(3,839,117)
Written down value	$2,470,137	$4,234,283

(i)
The Company began commercial production and sale of its service and product during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

10.	LOANS PAYABLE

	September 30, 2011	December 31, 2010
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2012. (i) (ii) (iv)	890,000	1,000,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	50,000	100,000
Loan payable in USD, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	-	102,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due on demand.	-	100,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due September 30, 2011. (iii)	-	200,000
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due October 31, 2011.	-	50,000
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	-	35,000
	$940,000	$1,587,000

(i)	The Company issued 433,332 shares with a total value of $260,000 as a bonus to secure the loan financing in September 2010 (Note 11).

(ii)	Included in the $890,000 loan are loans in the amount of $435,000 to related parties as disclosed in Note 20.

(iii)	Loans in the amount of $647,000 were repaid in the period ending September 30, 2011.

(iv)	On September 9, 2011 the maturity date of the loans payable in the amount of $890,000 was extended for an additional year to September 8, 2012.

11.	SHARE CAPITAL

a)	Common shares - Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Issued and outstanding:

Particular		Common Shares
	Note	Number	Amount
Balance as of January 1, 2010		12,465,857	$14,220,192
Issued: Acquisition of ELL Technologies	(a)	1,050,000	651,000
Issued : Shares issued on loan financing	(b)	433,332	260,000
Balance as of September 30, 2010		13,949,189	15,131,192
Balance as of December 31, 2010		13,949,189	$15,131,192
Private placement	(c)	3,682,001	2,195,200
Less: Share issue costs	(c)	-	(164,394)
Less: Warrants	(c)	-	(512,214)
Private placement	(d)	1,875,000	1,125,000
Less: Share issue costs	(d)	-	(137,915)
Less: Warrants	(d)	-	(243,750)

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

11.	SHARE CAPITAL (Cont’d)

Issued: ELL Acquisition - Loan Settlement	(e)	1,036,987	786,535
Balance as of September 30, 2011		20,543,177	$18,179,654

(a)         On May 13, 2010, the Company announced the acquisition of ELL Technologies from SCP Partners. The consideration payable to SCP Partners, as principal shareholder of ELL Technologies, for the acquisition was paid and satisfied as follows:

•
1,000,000 Lingo Media shares, subject to a lock-up and leak-out agreement for 36 months after closing and a monthly leak-out in equal instalments of 41,667 shares being released per month from the 13th to 36th month;

•
US$763,729 to be paid 12 months after the closing or earlier, in cash and/or in a second tranche of Lingo Media shares at the Company’s sole discretion.  If US$763,729 is paid in Lingo Media shares, the price per share shall be (i) the then current market price based on a ten day trading average, and (ii) not less than CAD$0.50 per share, subject to a lock-up and a leak-out agreement for 24 months in equal monthly instalments; and

•
Lingo Media will pay royalties based on net revenues at rates ranging from 10% to 2% based on escalating sales from increments of US$1 Million to US$5 Million for a period of three years.

Landmark Ventures, Inc. acted as financial advisor to ELL Technologies and its principal shareholder, SCP Partners.  As part of the transaction fee, the Company issued 50,000 Lingo Media shares to Landmark Ventures upon closing.

(b)         On September 9, 2010, Lingo Media closed a $1 Million loan financing.

Pursuant to the terms of the financing, Lingo Media has entered into a loan agreement and general security agreements with five arm's length parties and three insiders to borrow an aggregate of $1,000,000. The insider participation consisted of one director/officer who advanced $300,000, one director who advanced $100,000 and two executive officers who advanced $55,000 in aggregate.

The Loan had a maturity date of September 8, 2011 and bears interest at a rate of 9% per annum, payable monthly in arrears, and is secured by a charge over all of Lingo Media’s assets and properties.  The Company issued to the lenders as additional consideration for the Loan an aggregate of 400,000 common shares of Lingo Media (the "Bonus Shares").  The Bonus Shares issued were based on 20% of the value of the Loan, divided by a deemed issue price of $0.50 per Bonus Share.  The Company has also agreed to repay to the lenders $0.50 of every $1.00 raised by Lingo Media through any equity financing during the term of the Loan. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty which was waived by all lenders prior to the private placement financings.

The Company has also agreed to issue 33,333 common shares of Lingo Media to eligible persons (collectively, the "Finder") in connection with the proceeds raised under the loan through the Finder.

On September 9, 2011, the Company announced that it has negotiated a one year extension to the term of the $1 million loan financing (the "Loan") completed on September 8, 2010. The new maturity date of the remaining $890,000 Loan is September 8, 2012 and continues to bear interest at a rate of 9% per annum, payable monthly in arrears and is secured by a charge over all of Lingo Media’s assets and properties. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty.

(c)         On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing").  Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant").  Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012.  The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.  The number of Common

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

11.	SHARE CAPITAL (Cont’d)

Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing.  Each Finder Unit entitles the holder to one Common Share and one Warrant.  Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012.  On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders.

(d)         On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units (each a "Unit") at $0.60 per Unit for gross proceeds of $1,125,000 (the "Financing").  Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant").  Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 3,750,000 Common Shares for gross proceeds of $2,531,250.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing.  Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until November 11, 2012.  On closing, the Company issued 78,900 Finder's Warrants and paid a $55,230 Cash Finder's Fee to the Finders.

(e)         On June 3, 2011, the Company issued 1,036,987 common shares (the "Payment Shares") as the second and final payment representing the US$763,729 balance payable to SCP Partners, for the acquisition of ELL Technologies Limited (“ELL Technologies”).  This payment was made pursuant to the purchase agreement (the "Purchase Agreement") between Lingo Media and SCP Partners announced on May 13, 2010, whereby Lingo Media acquired all of issued and outstanding shares of ELL Technologies (the "Acquisition").

The Payment Shares are subject to a four month regulatory hold period from the date of issuance and are also subject to a 24 month lock-up and leak-out agreement whereby the Payment Shares will be held in escrow and released in a monthly leak-out of equal instalments of 43,208 shares released each month.

12.	SHARE BASED PAYMENT RESERVE

Amount
Balance as of January 1, 2010	$1,290,631
Share based payments charged to operations	43,146
Balance as of September 30, 2010	1,333,777
Share based payments charged to operations	26,151
Warrants expired	281,355
Balance as of December 31, 2010	1,641,283
Share based payments charged to operations	633,834
Stock options expired	(12,100)
Stock options forfeited	(34,466)
Balance as of September 30, 2011	$2,228,551

In September 2010, the Company amended its stock option plan (the “2010 Plan“).  The 2010 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2010 Plan is limited to 2,703,171 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

12.	SHARE BASED PAYMENT RESERVE (Cont’d)

The maximum number of common shares that may be reserved for issuance to any one person under the 2010 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount.  The exercise period of the options granted cannot exceed 10 years.  Options granted under the 2010 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2010 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2010	$919,106	$1.30
Granted	100,000
Expired	(42,143)
Outstanding as at September 30, 2010	976,963	$1.33
Granted	(155,816)
Forfeited	(112,791)
Outstanding as at December 31, 2010	708,356	$1.27
Granted	1,922,000
Expired	(14,286)
Forfeited	(195,000)
Outstanding as at September 30, 2011	2,421,070	$0.91

Options exercisable as at January 1, 2010	657,606	$1.12
Options exercisable as at September 30, 2010	659,921	$1.12
Options exercisable as at December 31, 2010	658,356	$1.24
Options exercisable as at September 30, 2011	1,737,350	$1.12

The following table summarizes information about stock options outstanding at September 30, 2011.

	Options exercisable			Options outstanding
Expiry date	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding	Weighted average exercise price
2/14/2012	195,343	0.38	0.70	195,343	0.70
5/22/2012	21,429	0.64	0.84	21,429	0.84
6/14/2012	10,798	0.71	0.91	10,798	0.91
1/12/2013	85,000	1.29	0.70	85,000	0.70
3/10/2013	15,000	1.44	1.40	15,000	1.40
4/10/2013	50,000	1.53	1.70	50,000	1.70
4/22/2013	5,000	1.56	2.00	5,000	2.00
6/26/2013	25,000	1.74	1.80	25,000	1.80
5/1/2014	186,500	2.59	1.75	186,500	1.75
2/1/2015	100,000	3.34	1.75	100,000	1.75
2/15/2016	893,286	4.38	0.85	1,527,000	0.77
2/22/2016	150,000	4.40	0.78	200,000	0.76

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

12.	SHARE BASED PAYMENT RESERVE (Cont’d)

The weighted average grant-date fair value of options granted to employees, consultants and directors during 2011 has been estimated at $0.47 using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 1.78% weighted average expected dividend yields of NIL (2010 – NIL), the weighted average expected common stock price volatility of 80% and a weighted average expected life of 5 years (2010 – 1 years), which were estimated based on past experience with options and option contract specifics.

13.	WARRANTS

The following summarizes the warrants outstanding:

Amount
Balance as at January 1, 2010	$281,355
Warrants issued	-
Warrants expired	-
Balance as at September 30, 2010	281,355
Warrants issued	-
Warrants expired	(281,355)
Balance as at December 31, 2010	Nil
Warrants issued	792,058
Warrants expired	-
Balance as at September 30, 2011	$792,058

	Weighted Average Remaining Contractual Life (years)	Series		Number of Warrants	Weighted Average Exercise Price
January 1, 2010		2008		2,142,858	8.00
September 30, 2010				2,142,858
Expired				(2,142,858)
December 31, 2010				-
Expired				-
Issued	1.18	2011	a	3,658,688	0.75
Issued	1.37	2011	b	1,875,000	0.75
September 30, 2011				5,533,688

The following summarizes the compensation warrants outstanding:

	Weighted Average Remaining Contractual Life (years)	Series	Number of Warrants	Weighted Average Exercise Price
December 31, 2010			Nil	Nil
Expired
Issued	1.18	2011	151,620	0.60
Issued	1.37	2011	78,900	0.60
September 30, 2011			230,520

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

14.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash approximates its fair value due to the liquidity of this instrument. The carrying value of accounts payables and accrued liabilities approximates its fair value due to the requirement to extinguish the liability on demand.

Financial risk management objectives and policies

The financial risk arising from the Group’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group’s senior management oversees the management of these risks. The Board of Directors reviews and agrees on policies for managing each of these risks which are summarized below.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency) and the Group’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days.  At September 30, 2011, the Company had cash of $320,173, accounts receivable of $792,770 and prepaid expenses of $412,974 to settle current liabilities of $1,709,154.

Fair Hierarchy and Liquidity Risk

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required.  The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in IFRS.

a.	Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
b.	Level two includes inputs that are observable other than quoted prices included in level one.
c.	Level three includes inputs that are not based on observable market data.

All of the Company's cash is a level one as per the fair value hierarchy included in IFRS.

15.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market and distribute English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

15.	CAPITAL MANAGEMENT (Cont’d)

The Company includes equity, comprised of issued capital stock, warrants, contributed surplus and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution  agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

16.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:
Online English Language Learning: The Company offers an online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.

Print-based English Language Learning: The Company develops, co-publishes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.

For Nine Months Ended September 30, 2011

For Online English Language Learning Segment

	Nine-Month		Three-Month
	Sep-30-2011	Sep-30-2010	Sep-30-2011	Sep-30-2010
Revenue	513,489	379,515	273,927	175,021
Cost of Sales	(30,211)	(44,026)	(17,175)	(13,854)
Margin	483,278	335,489	256,752	161,167
Segment Assets	3,300,985	4,023,266	(672,394)	(981,397)
Segment Loss	(2,416,199)	(2,134,095)	(789,247)	(723,436)

For Print-Based English Language Learning Segment

	Nine-Month		Three-Month
	Sep-30-2011	Sep-30-2010	Sep-30-2011	Sep-30-2010
Revenue	592,629	728,547	75,617	238,309
Cost of Sales	(129,600)	(46,269)	(17,147)	(9,142)
Margin	463,029	682,278	58,470	229,167
Segment Assets	888,645	2,254,379	(298,209)	876,593
Segment Loss	(1,247,324)	(917,686)	(210,304)	(323,729)

Revenue by Geographic Region

	Nine-Month		Three-Month
	Sep-30-2011	Sep-30-2010	Sep-30-2011	Sep-30-2010
Canada	-	-	-	-
China	759,709	885,646	242,697	251,993
Other	346,409	223,216	106,847	162,137
	1,106,118	1,108,862	349,544	414,130

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

Identifiable Assets as at September 30, 2011

	Nine-Month		Three-Month
	Sep-30-2011	Sep-30-2010	Sep-30-2011	Sep-30-2010
Canada	3,978,292	5,950,342	(1,299,319)	(406,834)
China	211,338	25,273	182,716	-
	4,189,630	5,975,615	(1,116,603)	(406,834)

17.	EXPLANATIONS OF TRANSITION TO IFRS

The accounting policies in Note 4 have been applied in preparing the condensed interim consolidated financial statements for the quarter ended September 30, 2011 and the preparation of an opening IFRS statement of financial position on January 1, 2010, the Transition Date. An explanation of how the transition from GAAP to IFRS has affected the Group’s statement of financial position and statement of comprehensive income is set out in the following statements.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

Reconciliation of Assets, Liabilities and Equity
	As at September 30, 2010			As at December 31, 2010			As at September 30, 2011
ASSETS	CGAAP	Effect of transition	IFRS	CGAAP	Effect of transition	IFRS	CGAAP	Effect of transition	IFRS
Current Assets
Cash and cash equivalents	$36,783		$36,783	$230,906		$230,906	$320,173		$320,173
Account receivable	869,924		869,924	931,101		931,101	792,770		792,770
Prepaid and sundry assets	276,952		276,952	93,465		93,465	412,974		412,974
	1,183,659		1,183,659	1,255,472		1,255,472	1,525,917		1,525,917
Non-Current Assets
Property and equipment	36,422		36,422	62,342		62,342	53,958		53,958
Publishing development cost, net	27,523		27,523	8,807		8,807	-		-
Software and web development costs, net	5,030,041		5,030,041	4,234,283		4,234,283	2,470,137		2,470,137
Goodwill	-		-	139,618		139,618	139,618		139,618
TOTAL ASSETS	$6,277,645		$6,277,645	$5,700,522		$5,700,522	$4,189,630		$4,189,630

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$729,365		$729,365	$903,689		$903,689	$371,710		$371,710
Accrued liabilities	455,575		455,575	729,892		729,892	397,443		397,443
Loans payable	1,400,000		1,400,000	1,587,000		1,587,000	940,000		940,000
	2,584,940		2,584,940	3,220,581		3,220,581	1,709,153		1,709,153
Non-Current Liabilities
Deferred tax	564,997		564,997	-		-	-		-
Loans payable	765,000		765,000	763,729		763,729	-		-
TOTAL LIABILITIES	3,914,937		3,914,937	3,984,310		3,984,310	1,709,153		1,709,153

Equity Attributable to the Equity Holders of the Company
Issued share capital	15,087,858		15,087,858	15,131,192		15,131,192	18,179,654		18,179,654
Warrants	-		-	-		-	792,058		792,058
Share based payment reserve	1,703,769		1,703,769	1,641,283		1,641,283	2,228,551		2,228,551
Foreign currency translation reserves	-	(75,818)	(75,818)	-	80,417	80,417	-	(85,871)	(85,871)
Profit and Loss – period/year	(3,051,781)	(105,915)	(3,157,696)	(3,679,127)	(262,150)	(3,941,277)	(3,663,523)	166,288	(3,497,235)
Deficit	(11,377,138)	181,733	(11,195,405)	(11,377,136)	181,733	(11,195,403)	(15,056,263)	(80,417)	(15,136,680)
TOTAL EQUITY	2,362,708	-	2,362,708	1,716,212	-	1,716,212	2,480,477	-	2,480,477
TOTAL LIABILITIES AND EQUITY	$6,277,645	$ -	$6,277,645	$5,700,522	$ -	$5,700,522	$4,189,630	$ -	$4,189,630

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

Reconciliation of Loss and Comprehensive Loss
	3 months ended September 30, 2010			9 months ended September 30, 2010
	CGAAP	Effect of Transition	IFRS	CGAAP	Effect of Transition	IFRS

Revenue	$413,330	-	$413,330	$1,108,062	-	$1,108,062
Direct costs	(22,996)	-	(22,996)	(90,295)	-	(90,295)
Gross Profit	390,334	-	390,334	1,017,767	-	1,017,767
Operating Expenses
Amortization – publishing development costs	1,462	-	1,462	19,728	-	19,728
Amortization – property and equipment	1,485	-	1,485	5,175	-	5,175
Amortization – software development costs	596,648	-	596,648	1,774,446	-	1,774,446
Selling, general and administrative expense	722,739	(24,391)	698,348	1,982,336	(72,404)	1,909,932
Share based compensation	44,318	-	44,318	131,783	-	131,783
Total Expenses	1,366,652	(24,391)	1,342,261	3,913,468	(72,404)	3,841,064
Loss from Operations	976,318	(24,391)	951,927	2,895,701	(72,404)	2,823,297

Other Income / Expenses
Interest expense	36,064	-	36,064	53,885	-	53,885
Foreign exchange (income)/loss	-	(91,658)	(91,658)	-	178,319	178,319
Loss from Continuing Operations Before Tax	1,012,382	(116,049)	896,333	2,949,586	105,915	3,055,501

Income tax expense	34,783	-	34,783	102,195	-	102,195
Loss for the Year	1,047,165	(116,049)	931,116	3,051,781	105,915	3,157,696
Other Comprehensive Income

Exchange differences on translating foreign operations	-	116,049	116,049	-	(105,915)	(105,915)

Total Comprehensive Loss for the Year, Net of Tax	$1,047,165	$-	$1,047,165	$3,051,781	$-	$3,051,781

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

Reconciliation of Equity

The following reconciliation provides a quantification of the effect, after taxation, of the transition to IFRS

Reconciliation of equity	For the 9 months ended September 30, 2011	For the year ended December 31, 2010

Equity previously reported under Canadian GAAP	$2,480,477	$1,716,212

Items separately disclosed in the shareholders’ equity

- Non controlling interest, previously disclosed within accumulated loss	-	-

- Foreign currency translation reserves on translation and subsequent transfers	-	-

- Adjustment to accumulated deficit due to separate disclosure of above items	-	-
	2,480,477	1,716,212

Adjustment upon adoption of IFRS

- Differences arising from applying the closing rate for all reporting periods to non-monetary assets	-	-

- Differences arising from applying the closing rate for all reporting periods to non-monetary liabilities	-	-

Equity reported under IFRS	$2,480,477	$1,716,212

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

18.	RESTATEMENT OF STATEMENT OF CASH FLOWS FROM CANADIAN GAAP TO IFRS

The restatement from Canadian GAAP to IFRS had no significant effect on the reported cash flows generated by the Group. The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

Notes to reconciliation

IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earning unless certain exemptions are applied. The Group has applied the following exemptions to its opening statement of financial positions dated January 1, 2010:

a) Basis of Consolidation and Business Combinations

The Group has adopted IAS27 (Revised) – Consolidated and Separate Financial Statements in accordance with the transitional provisions of IFRS 1.

As a result, for the financial year ended December 31, 2009, shareholders equity will remain unchanged. However; for the financial year ended December 31, 2010 it was re-allocated from accumulated deficit to non-controlling shareholder’s interest in order to comply with the disclosure requirements in IAS 27 (Revised).

b) Functional currency and foreign operations

IFRS requires that the functional currency of each entity in the consolidated Group be determined separately in accordance with the indicators as per IAS 21 – Foreign exchange and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of some companies of the Group is the US Dollars (“USD”) and the Chinese Renminbi (“RMB”). The consolidated financial statements are presented in Canadian Dollars (“$”) which is the group’s presentation currency. Under IFRS, the results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

As a result of the application of the translation rules contained in IAS 21, for the year ended December 31, 2010, non-monetary assets which includes property and equipment and software and web development costs, is immaterial.

c) Share based payment transactions

The fair value of share options under the employee share incentive schemes and other equity instruments granted to Group employees is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employee becomes unconditionally entitled to the equity instruments. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any non-market service and performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.

The fair value of the instruments granted is measured using the Black-Scholes option pricing formula, taking into account the terms and conditions upon which the instruments are granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited - See Notice to Reader)

18.	RESTATEMENT OF STATEMENT OF CASH FLOWS FROM CANADIAN GAAP TO IFRS (Cont’d)

corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

This accounting policy has been applied to all equity instruments granted after November 7, 2002 that has not yet vested at January 1, 2005.

As under IFRS 2, Canadian GAAP also requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the option.

19.	ACQUISITION

On May 13, 2010, the Company acquired all issued and outstanding shares of ELL Technologies (the "Acquisition"). The results of ELL Technologies’ operations have been included in these consolidated financial statements since that date. The aggregate purchase price was $1,385,000 which is satisfied through issuance of 1,000,000 shares valued at $620,000 and an agreement to pay US$1,000,000 less identified liabilities greater than US$100,000, calculated to be $765,000, to be paid 12 months after the closing date or earlier, in cash and/or in Lingo Media shares at the Company’s sole discretion.  In second quarter of 2011, this loan was repaid through issuance of common shares of the Company.

In connection with the Acquisition, 50,000 shares valued at $31,000 were issued, along with cash payments of $128,000, to an agent. These acquisition costs were expensed as incurred. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition.
ELL Technologies
Content	$1,477,112
Customer relationships	130,000
Future income tax asset	433,000
Goodwill	139,618
Current liabilities	(340,195)
Future income tax liability	(433,000)
$ 1,406,535

Share consideration	620,000
Loan payable	786,535
$1,406,535

20.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	In the first nine months of 2011, the Company charged $48,984 to a corporation with one director in common for rent, administration, office charges and telecommunications.

(b)
In the first nine months of 2011, the Company recorded $343,980 in aggregate for consulting fees to corporations owned by a director and officers of the Company, of which, $137,314 is unpaid and included in accounts payable.

(c)	At September 30, 2011, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 bearing interest at 9% per annum.